UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended February 17, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number: 001-31410

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COTT BEVERAGES SAN BERNARDINO SAVINGS & RETIREMENT PLAN

5519 West Idlewild Avenue

Tampa, Florida 33634

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COTT CORPORATION

6525 Viscount Road Mississauga, Ontario	5519 West Idlewild Avenue Tampa, Florida 33634

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cott Beverages San Bernardino Savings & Retirement Plan

By:	/s/ Michael Creamer
Michael Creamer Corporate Vice President of Human Resources Cott Corporation

Cott Beverages San Bernardino Savings & Retirement Plan

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

Cott Beverages San Bernardino Savings & Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cott Beverages San Bernardino Savings & Retirement Plan (the “Plan”) at February 17, 2010 and December 31, 2009, and the changes in net assets available for benefits for the period from January 1, 2010 to February 17, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(j) – Schedule of Reportable Transactions and Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Tampa, Florida
October 7, 2011

Cott Beverages San Bernardino Savings & Retirement Plan

Statements of Net Assets Available for Benefits

February 17, 2010 and December 31, 2009

	2010	2009
Assets
Investments, at fair value	$—	$3,259,431
Due from broker	—	1,990
Participant contributions receivable	—	1,466
Employer contributions receivable	—	1,231

	—	3,264,118

Liabilities
Due to broker	—	2,301

Net assets available for benefits at fair value	—	3,261,817

Adjustment from fair value to contract value for interest in collective investment trust relating to fully benefit-responsive investment contracts (Note 2)	—	19,709

Net Assets Available for Benefits	$—	$3,281,526

The accompanying notes are an integral part of these financial statements.

Cott Beverages San Bernardino Savings & Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Period from January 1, 2010 to February 17, 2010

Additions to net assets attributed to
Participant contributions	$19,621
Employer contributions	15,466
Dividend income	790

Total additions	35,877

Deductions from net assets attributed to
Benefits paid to participants	13,483
Administrative costs	2,591
Net depreciation in fair value of investments	58,561

Total deductions	74,635

Net decrease in net assets available for benefits before transfers	(38,758)

Transfers to other plans (Note 1)	(3,242,768)

Net decrease in net assets available for benefits	(3,281,526)

Net Assets Available for Benefits
Beginning of period	3,281,526

End of period	$—

The accompanying notes are an integral part of these financial statements.

Cott Beverages San Bernardino Savings & Retirement Plan

Notes to Financial Statements

February 17, 2010 and December 31, 2009

1.	Description of Plan

General

The following description of the Cott Beverages San Bernardino Savings & Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution savings and investment plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering union employees 18 years or older who have completed three months of service with Cott Beverages, Inc. (formerly Cott Beverages USA, Inc.), a wholly-owned subsidiary of Cott Corporation (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective February 15, 2010, the Company changed the Plan’s trustee and custodian from Wachovia Retirement Services Company (“Wachovia”) to New York Life Retirement Services (“NY Life”). The Company also merged the Plan with and into The Restated Cott USA 401(k) Savings & Retirement Plan (the “Cott USA 401(k)”) effective February 15, 2010. Plan asset transfers amounting to $3,242,768 were completed on February 17, 2010.

Participant Accounts

Participant accounts are credited with units by investment for participant contributions, employer contributions and fund transfers. Unit values are calculated daily to reflect the gains or losses of the underlying investments and expenses. Each participant’s account is credited with the participant’s contribution and allocation of Plan earnings. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the amount that can be provided from the units in the participant’s account by investment multiplied by the appropriate unit values on the valuation date.

Contributions

Active participants can contribute up to 15% of earnings, to a maximum of $16,500 for 2010 and 2009, to the Plan in the form of basic contributions. Participants who have attained age 50 before the reporting date are eligible to make catch-up contributions of $5,500 for the period from January 1, 2010 to February 17, 2010 and for the year ended December 31, 2009. The Company matches the employee contributions dollar for dollar up to 3% of the participant’s earnings. Investment in Cott Corporation Common Stock is optional for Plan participants. The Company also contributes a nonelective contribution equal to 2% of the participant’s compensation regardless of whether they elect to contribute to the Plan. Contributions in excess of those allowed by IRC Section 401(k)(3) are reflected as excess participant contributions. There were no excess participant contributions during the period from January 1, 2010 to February 17, 2010.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and nonelective contribution portion of their accounts, plus actual earnings thereon, is at a rate of 20% per year. A participant is 100% vested after 5 years of credited service.

Investment Options

The Plan provides participants with eleven diverse mutual funds, two collective investment trust funds and Cott Corporation Common Stock, as investment options in which to invest their contributions.

Cott Beverages San Bernardino Savings & Retirement Plan

Notes to Financial Statements

February 17, 2010 and December 31, 2009

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Recently Issued Accounting Pronouncements

ASU No. 2010-25 – Reporting Loans to Participants by Defined Contribution Pension Plans

In September 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (“ASU 2010-25”). ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 should be applied retrospectively to all prior periods presented. The Plan adopted the provisions of this update as of January 1, 2010. The adoption of ASU 2010-25 had no impact on the Plan’s financial statements as the Plan does not have participant loans.

ASU No. 2011-04 – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 was issued to provide a consistent definition of fair value and to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 also changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. Adoption of this standard is not required until the first quarter of 2012, and therefore, has no impact on the Plan’s accompanying financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell our asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 9 for further discussion.

As described in Accounting Standards Codification (“ASC”) No. 962-325-35, “Plan Accounting – Defined Contribution Pension Plans,” investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan invests in investment contracts through a common collective investment trust. As required by the ASC, the Statements of Net Assets Available for Benefits present the fair value of the investment in the common collective investment trust as well as the adjustment of the investment in the common collective investment trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Therefore the presentation of the February 17, 2010 and December 31, 2009 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net depreciation in fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Cott Beverages San Bernardino Savings & Retirement Plan

Notes to Financial Statements

February 17, 2010 and December 31, 2009

Contributions

Participant and employer contributions are recorded in the period during which payroll deductions are made from the participants’ earnings.

Benefit Payments

Vested benefits of retired, disabled, or terminated employees are distributed as a single lump-sum payment and are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of increases and decreases in net assets during the reporting periods. Actual results could differ from those estimates.

Administrative Costs

Substantially all administrative expenses of the Plan are paid by the Plan. Additionally, participant returns are reported net of investment management fees and other administrative expenses.

3.	Plan Termination

The Company has the right under the Plan to terminate the Plan and each participant’s interest in the Plan shall be fully vested as of the date of such termination.

The Company merged the Plan with and into the Cott USA 401(k) effective February 15, 2010 (Note 1).

4.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 29, 2004, that the Plan is qualified, and that the trust established under the plan is tax exempt under the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan was designed and being operated in compliance with the applicable requirements of the IRC as of February 17, 2010, the date the Plan’s assets were transferred to the Cott USA 401(k). Therefore no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of February 17, 2010 and December 31, 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Cott Beverages San Bernardino Savings & Retirement Plan

Notes to Financial Statements

February 17, 2010 and December 31, 2009

5.	Forfeitures

Forfeited nonvested amounts were $0 and $829 at February 17, 2010 and December 31, 2009, respectively. These are included in the Plan’s investments and are available to reduce future employer contributions and pay administrative expenses. Forfeited nonvested amounts used to reduce employer contributions and pay administrative expenses were $0 and $5,638 for 2010 and 2009, respectively.

6.	Common Collective Investment Trust

The Wachovia Diversified Stable Value Fund (the “Value Fund”) and Equity Index Fund, offered to participants of the Plan, are common collective investment trust funds managed by Wachovia Securities. Income is accrued daily and reinvested in the fund. The accrual of income is reflected in each fund’s unit price which is priced daily.

7.	Related Party Transactions

Fees paid by the Plan to Wachovia Securities for trustee management services amounted to $2,591 for the period from January 1, 2010 to February 17, 2010. These fees qualify as party-in-interest transactions and are recorded in administrative costs in the accompanying Statement of Changes in Net Assets Available for Benefits.

The Plan’s investments include shares of Cott Corporation Common Stock. These transactions qualify as party-in-interest transactions. Shares of Cott Corporation common stock purchased by the Plan during the period from January 1, 2010 to February 17, 2010 were $2,664. Shares of Cott Corporation common stock sold by the Plan during the period from January 1, 2010 to February 17, 2010 were $27,749. Certain Plan investments are managed by Wachovia. Wachovia was the trustee as defined by the Plan and, therefore, the Value Fund and Equity Index Fund qualify as party-in-interest transactions. The Evergreen International Equity Fund is a mutual fund managed by subsidiaries of Wachovia; therefore, qualifies as a party-in-interest transaction.

8.	Investments

The following table presents the Plan’s investments that represent 5% or more of the Plan’s assets as of February 17, 2010 and December 31, 2009, respectively:

	2010		2009
Wachovia Diversified Stable Value Fund	$—	*	$924,654
American Funds Balanced Fund	—	*	381,996
American Funds Growth Fund of America	—	*	772,821
JP Morgan Core Bond Fund Select	—	*	268,672
Cott Corporation Common Stock	—	*	813,916

*	Presented for comparative purposes only as the Plan has no investments as of February 17, 2010.

Cott Beverages San Bernardino Savings & Retirement Plan

Notes to Financial Statements

February 17, 2010 and December 31, 2009

During the period from January 1, 2010 to February 17, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) depreciated in value as follows:

Common Collective Investment Trust Funds	$2,721
Common stock	(46,885)
Mutual funds	(14,397)

$(58,561)

9.	Fair Value Measurements

ASC No. 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded and as such are generally categorized as level 1.

•	Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end and as such are generally categorized as level 1.

•

Common Collective Investment Trust: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (Refer to Note 2 “Investment Valuation and Income Recognition”).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Cott Beverages San Bernardino Savings & Retirement Plan

Notes to Financial Statements

February 17, 2010 and December 31, 2009

As of February 17, 2010, the Plan has no investments. The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds
Equity	$844,093	$—	$—	844,093
International Equity	7,086	—	—	7,086
Fixed Income	271,702	—	—	271,702
Balanced	381,996	—	—	381,996
Common stock	813,916	—	—	813,916
Common Collective Investment Trust Fund	—	940,638	—	940,638

Total assets at fair value	$2,318,793	$940,638	$—	$3,259,431

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500, which was prepared on a cash basis, as of February 17, 2010 and December 31, 2009:

	2010	2009
Net Assets Available for Benefits per the financial statements	$—	$3,281,526
Less: Current year participant contributions receivable	—	(1,466)
Less: Current year employer contributions receivable	—	(1,231)
Less: Adjustment from contract value to fair value for interest in collective investment trust relating to fully benefit-responsive investment contracts	—	(19,709)

Net Assets Available for Benefits per Form 5500	$—	$3,259,120

Cott Beverages San Bernardino Savings & Retirement Plan

Notes to Financial Statements

February 17, 2010 and December 31, 2009

The following are reconciliations of additions (deductions) to net assets per the financial statements to the Form 5500 as of February 17, 2010:

2010
Participant contributions per the financial statements	$19,621
Plus: Prior year participant contributions receivable	1,466

Participant contributions per Form 5500	$21,087

Employer contributions per the financial statements	$15,466
Plus: Prior year employer contributions receivable	1,231

Employer contributions per Form 5500	$16,697

2010
Net depreciation in fair value of investments per the financial statements	$(58,561)
Plus: Prior year adjustment from fair value to contract value for interest in collective investment trust relating to fully benefit-responsive investment contracts	19,709

Net depreciation in fair value of investments per Form 5500	$(38,852)

Cott Beverages San Bernardino Savings & Retirement Plan Schedule H, Line 4(j) - Schedule of Reportable Transactions Period from January 1, 2010 to February 17, 2010	Schedule I

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expenses Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Single Transactions

American Funds Balanced Fund	Balanced mutual fund	$—	$391,381	$—	$(724)	$390,509	$391,381	$872

JP Morgan Core Bond Fund Select	Fixed taxable mutual fund	—	271,553	—	725	258,201	271,553	13,352

American Funds Growth Fund of America	Equity mutual fund	—	738,978	—	(3,039)	722,108	738,978	16,870

*	This schedule is a list of all non-participant directed securities that had purchases and/or sales in excess of 5% of the Plan’s assets as of the beginning of the period.

See accompanying Report of Independent Registered Certified Public Accounting Firm.

Cott Beverages San Bernardino Savings & Retirement Plan Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions Period from January 1, 2010 to February 17, 2010	Schedule II

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VCFP) and Prohibited Transaction Exemption 2002-51
	Contributions Not Corrected	Contributions Corrected Outside National Family Caregiver Program	Contributions Pending Correction in VCFP
$ 18,284	$—	$18,284	$—	$18,284

See accompanying Report of Independent Registered Certified Public Accounting Firm.